4525 Ayers Street

Corpus Christi, TX 78415

(361) 884-2463

www.susser.com

May 19, 2010

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. H. Christopher Owings

Re:	Susser Holdings Corporation, and co-registrants Registration Statement on Form S-3 File No. 333-162851

Dear Sirs:

We refer to the registration statement on Form S-3 (File No. 333-162851) (as amended, the “Registration Statement”) of Susser Holdings Corporation (the “Company”), Susser Holdings, L.L.C. (“Susser Holdings”), Susser Finance Corporation (“Susser Finance”) and certain direct and indirect subsidiaries of the Company (the “Guarantors” and, together with the Company, Susser Holdings and Susser Finance, the “Applicants”), relating to the registration of the Company’s common stock, par value $0.01 per share, the debt securities of the Company or of Susser Holdings and Susser Finance and any guarantee of such debt securities.

The Applicants hereby respectfully withdraw their request for acceleration of the effective date of the Registration Statement set forth in our letter dated May 14, 2010. Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”) and in confirmation of our telephone conversation on May 17, 2010, the Applicants hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 12:00 Noon (Eastern time) on Friday, May 21, 2010, or as soon as practicable thereafter.

The Applicants hereby each acknowledge the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve any Applicant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Applicants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, each Applicant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Please call our counsel, Rod Miller of Weil, Gotshal & Manges LLP, at (212) 310-8716 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

Susser Holdings Corporation;

Susser Holdings, L.L.C;

Susser Finance Corporation; and

APT Management Company, LLC, as General Partner of Applied Petroleum Technologies, Ltd

APT Management Company, LLC

C&G Investments, LLC

Corpus Christi Reimco, LLC

GoPetro Transport LLC

Stripes Acquisition LLC

Stripes Holdings LLC

Stripes LLC

Stripes No. 1009 LLC

Susser Financial Services LLC

Susser Petroleum Company LLC

T&C Wholesale, Inc.

TCFS Holdings, Inc.

Town & Country Food Stores, Inc.

By:	/s/ E. V. Bonner, Jr.
E. V. Bonner, Jr.
Executive Vice President, General Counsel and Secretary

Quick Stuff of Texas, Inc.

By:	/s/ E. V. Bonner, Jr.
E. V. Bonner, Jr.
President, Secretary and Treasurer

SSP BevCo I LLC SSP BevCo II LLC SSP Beverage, LLC TND Beverage, LLC

By:	/s/ E. V. Bonner, Jr.
E. V. Bonner, Jr.
Manager

cc:	Mr. Sam L. Susser, Chief Executive Officer

Mr. Rod Miller, Weil, Gotshal & Manges LLP

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